Exhibit 99.1
From: Quentin Solt
Sent: Monday, January 11, 2010 2:46 PM
To: Kerry Smith
Subject: My resignation
Kerry,
Good to speak this morning.  Please accept this email as my formal resignation from OCZ’s board.  I have very much enjoyed my time with the Company.  I would very much like to remain closely in touch as things develop, and hope that I will be able to contribute as the group’s UK correspondent/ representative.
Thank you for agreeing that I may invoice for six months’ by way of termination arrangement and I attach my invoice.
I hope that this is in order,
Quentin